Torchlight Energy Resources, Inc.
5700 Plano Parkway, Suite 3600
Plano, Texas 75093
Telephone: (214) 432-8002

September 26, 2017

H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:
Torchlight Energy Resources Inc.
Registration Statement on Form S-3
Filed August 25, 2017
File No. 333-220181

Dear Mr. Schwall:

On behalf of Torchlight Energy Resources, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request that the effectiveness of the Registration Statement referred to above be accelerated to 4:00 p.m., Eastern Time on September 28, 2017, or as soon thereafter as practicable.

The Company acknowledges the following:

●
Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact Robert D. Axelrod of Axelrod, Smith & Kirshbaum at (713) 861-1996.  I thank you in advance for your attention to this matter.

Very truly yours,

By:	/s/ John Brda
John Brda, President

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